UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Telaria, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879181105
(CUSIP Number)

Jonathan Brolin Edenbrook Capital, LLC 2 Depot Plaza Bedford Hills, NY 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	879181105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
3,977,198
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
3,977,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,977,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.66%
14	TYPE OF REPORTING PERSON (See Instructions)
IA,OO

SCHEDULE 13D/A

CUSIP No.	879181105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
3,311,056
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
3,311,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,311,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.21%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D/A

CUSIP No.	879181105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
3,977,198
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
3,977,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,977,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.66%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 2018 (the "Original Schedule 13D"), Amendment No 1 to the Original Schedule 13D filed with the SEC on May 30, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 22, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on November 13, 2018 ("Amendment No.3") and Amendment No. 4 filed with the SEC on December 28, 2018 ("Amendment No. 4") and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the ("Schedule 13D"), with respect to the Common Stock, par value $0.0001 per share (the "Common Stock") of Telaria, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.  This Amendment No 5 amends Items 3, 5 and 6 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 3,977,198 shares of Common Stock of the Issuer.

The Reporting Persons used a total of approximately $12,367,551 (including commissions, if any) to acquire the Common Stock reported in this Schedule 13D. The Common Stock was purchased with the investment capital of the Fund and certain other private investments funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a)  As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 3,977,198 shares of Common Stock, constituting 8.66% of the shares of Common Stock, based upon 45,925,226 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer's Quarterly Report on form 10-Q filed by the Issuer on August 8, 2019, and (ii) the Fund may be deemed to be the beneficial owner of 3,311,056 shares of  Common Stock, constituting 7.21% of the shares of Common Stock, based upon 45,925,226 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer's Quarterly Report on the form 10-Q filed by the Issuer on August 8, 2019.

(b)  Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,977,198 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 3,977,198 shares of Common Stock.

 The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,311,056 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 3,311,056 shares of Common Stock.

(c)  The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Schedule A.  All such transactions were carried out in open market transactions.

(d)   No person other than the Reporting Persons and the private investments funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons wrote 4,250 and 7,510 put option contracts expiring in 2019 and 2020, respectively, which provide that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put option. In addition, the Reporting Persons wrote 10,380 call option contracts expiring in 2020, which provide that the Reporting Persons have the obligation to sell shares of Common Stock at the strike price if the counterparty thereto exercises such call option.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2019
Dated EDENBROOK CAPITAL, LLC
/s/ Jonathan Brolin
Signature

Name: Jonathan Brolin

Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

BY: Edenbrook Capital Partners, LLC

Its General Partner

/s/ Jonathan Brolin
Signature

Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
Signature

JONATHAN BROLIN

Exhibit A

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Symbol	Shares	Price

2019-08-01	TLRA	(574)	9.3000
2019-08-06	TLRA	(4,220)	9.3083
2019-08-22	TLRA	(20,206)	9.4398
2019-08-23	TLRA	(35,000)	9.7815
2019-08-26	TLRA	(20,900)	10.0523
2019-08-27	TLRA	(9,100)	10.3554
2019-08-28	TLRA	(75,200)	10.2682
2019-08-29	TLRA	(54,211)	10.2577
2019-08-30	TLRA	(15,100)	10.2232